Exhibit 99.1

News Release

2015-34

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Reports Second Quarter 2015 Results

•	Second quarter revenue of $598.1 million

•	Second quarter net income attributable to Intelsat S.A. of $60.2 million

•	Net income per diluted common share of $0.47; Adjusted net income per diluted common share of $0.70

•	EBITDA of $462.3 million and Adjusted EBITDA of $473.4 million, or 79 percent of revenue

•	$9.5 billion contracted backlog provides visibility for future revenue and cash flow

•	Launch schedule for Intelsat EpicNG® program and other satellites unchanged

•	Intelsat reaffirms its 2015 revenue and Adjusted EBITDA financial outlook; milestone timing shifts some of our 2015 capital expenditures to 2016

Luxembourg 30 July 2015

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported total revenue of $598.1 million and net income attributable to Intelsat S.A. of $60.2 million, or $0.47 per common share on a diluted basis, for the three months ended June 30, 2015. The company reported adjusted net income per diluted common share1 of $0.70 for the three months ended June 30, 2015.

Intelsat S.A. reported EBITDA1, or earnings before net interest, taxes and depreciation and amortization, of $462.3 million, or 77 percent of revenue, and Adjusted EBITDA1 of $473.4 million, or 79 percent of revenue, for the three months ended June 30, 2015.

Intelsat CEO, Stephen Spengler, said, “Overall, Intelsat delivered a solid second quarter with revenues of $598 million. Contract renewals in each of our network services, media and government businesses are within our expectations for the year and include promising contract expansions that use traditional and next generation Intelsat EpicNG services. As a result, today we are re-affirming our guidance for 2015 revenue and Adjusted EBITDA. Our guidance also reflects the shifting of some of our 2015 capital expenditures to 2016, due to timing of milestone achievements.

“Progress on our operational priorities allows us to position for a return to growth over the long term. We are continuing to leverage sector innovations that will differentiate our services and enable us to address new and faster growing applications and vertical markets. In June 2015, we announced an alliance with OneWeb’s proposed low earth orbit satellite platform, which will be interoperable with our Intelsat EpicNG fleet. This will create the first and only fully global, pole-to-pole high throughput satellite system, providing increased differentiation of our mobility networks and government services. We continued our work on introducing new services in the second quarter, announcing IntelsatOne® Flex, a fully-managed infrastructure service for the mobility sector. IntelsatOne Flex gives our customers flexibility to better manage capacity for geographic expansion and surge requirements.

Spengler continued, “Our expected satellite launches from August 2015 through the first quarter of 2016 - Intelsat 34, Intelsat 29e, and Intelsat 31 - remain on track, even after accounting for disruptions in the launch sector. We expect that the successful entry into service of these satellites will refresh existing capacity and provide significant incremental inventory, supporting the growth strategies of our media, network services and government businesses.”

Second Quarter 2015 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and government applications.

Network Services comprised 45 percent of Intelsat’s total quarter 2015 revenue, and at $270.6 million, decreased 6 percent as compared to the second quarter of 2014.

Media comprised 37 percent of the company’s revenue for the quarter ended June 30, 2015, and at $222.0 million, increased 2 percent as compared to the second quarter of 2014.

Government comprised 16 percent of our revenue for the quarter ended June 30, 2015, and at $95.3 million, decreased 8 percent as compared to the second quarter of 2014.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,200 station-kept transponders was 75 percent at June 30, 2015 and at the end of the first quarter of 2015.

Satellite Launches

We have no material changes to our launch schedule since our last earnings report on April 30, 2015. Our launch schedule fully reflects updated commitments received from our launch providers following recent launch failures. Near-term launches are to be provided by Arianespace, launching Intelsat 34 and Intelsat 29e, and Proton, launching Intelsat 31. Intelsat has no near-term launches scheduled with SpaceX. The next scheduled launch is Intelsat 34, which is a replacement satellite for our 304.5°E video neighborhood. We expect it to launch in August 2015 and be in service by late 2015.

Contracted Backlog

At June 30, 2015, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $9.5 billion, as compared to $9.7 billion at March 31, 2015.

Financial Results for the Three Months ended June 30, 2015

Intelsat’s revenues are generated from the provision of On-Network services, or services delivered via our satellite or ground network, and Off-Network services, derived from sales of services sourced from other operators, such as Mobile Satellite Services (“MSS”). Effective first quarter 2015, we expanded our definition of on-network services to include commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In addition, effective first quarter 2015, certain revenues have been reclassified between transponder services and managed services across our customer sets in order to better reflect the nature of the underlying business.

A supplemental schedule of historical revenues was prepared for the periods 2013-2014 by quarter and full year that reflects the above classification changes. The supplemental schedule is published on Intelsat’s Investor Relations Web site here.

Total On-Network Revenue decreased by $14.3 million, or 3 percent, to $545.9 million, as compared to the three months ended June 30, 2014:

•	Transponder services reported an aggregate decrease of $6.8 million, primarily due to a $13.1 million decrease in revenue from network services customers, mainly due to reduced volumes resulting from non-renewals of point-to-point connectivity and consumer broadband services, as well as the competitive environment. Transponder services also declined due to a $2.0 million reduction in revenue from capacity sold for government applications to customers primarily in the North America region. These decreases were partially offset by an $8.3 million increase from media customers primarily related to direct-to-home (“DTH”) services delivered in Latin America.

•	Managed services reported an aggregate decrease of $4.2 million, largely due to a $3.1 million decrease in revenue from media customers for occasional use services.

•	Channel reported an aggregate decrease of $3.3 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect will continue.

Total Off-Network and Other Revenue decreased by $3.3 million, or 6 percent, to $52.2 million:

•	Transponder, MSS and other off-network services reported an aggregate decrease of $5.0 million, primarily due to declines in services for government applications, largely related to reduced sales of third party off-network transponder services.

•	Satellite-related services reported an aggregate increase of $1.7 million, primarily due to increased revenue from support for third-party satellites and other services.

For the three month period ended June 30, 2015, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue decreased by $5.1 million, or 6 percent, to $81.9 million, as compared to the three months ended June 30, 2014. This decrease was primarily due to a $3.3 million decline in staff-related expenses and a net decrease of $1.5 million in the cost of off-network capacity purchased, reflecting a decrease in solutions sold to our government customer set, partially offset by an increase in other direct costs of revenue.

Selling, general and administrative expenses increased by $9.4 million, or 21 percent, to $54.1 million, as compared to the three months ended June 30, 2014. This was primarily due to a $6.7 million increase in bad debt expense. Bad debt expense was $5.6 million in the second quarter of 2015, related primarily to the Africa and Middle East region, compared to a credit of $1.1 million in the second quarter of 2014, as a result of the recovery of previously reserved balances in the same region. The increase also reflected $4.0 million in costs associated with development expenses related to our antenna innovation initiatives and an increase of $2.0 million in share-based compensation costs, partially offset by a decrease of $3.7 million in other staff-related expenses.

Depreciation and amortization expense increased by $2.3 million, or 1 percent, to $171.2 million, as compared to the three months ended June 30, 2014. This increase primarily resulted from higher depreciation due to a satellite placed in service in the fourth quarter of 2014, partially offset by certain satellites, ground equipment and other assets becoming fully depreciated and a decrease in amortization expense largely due to changes in patterns of consumption of amortizable intangible assets.

Interest expense, net consists of the gross interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net decreased by $16.5 million, or 7 percent, to $222.8 million for the three months ended June 30, 2015, as compared to $239.2 million for the three months ended June 30, 2014.

The decrease in interest expense, net was principally due to the following:

•	a net decrease of $11.2 million as a result of our debt redemption in 2014; and

•	a decrease of $3.7 million resulting from higher capitalized interest of $21.3 million for the three months ended June 30, 2015, as compared to $17.6 million for the three months ended June 30, 2014, resulting from increased levels of satellites and related assets under construction.

The non-cash portion of interest expense, net was $5.0 million for the three months ended June 30, 2015. The non-cash interest expense consisted of the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other income, net decreased by $1.3 million to $0.3 million, as compared to the three months ended June 30, 2014.

Provision for income taxes was $7.1 million, as compared to $9.6 million for the three months ended June 30, 2014. The decrease was principally due to lower income in our U.S. subsidiaries in the three months ended June 30, 2015. Cash paid for income taxes, net of refunds, totaled $5.3 million for the three months ended June 30, 2015 compared to $8.2 million for the same period in 2014.

EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share and Adjusted Net Income per Diluted Common Share

EBITDA was $462.3 million for the three months ended June 30, 2015, as compared to $485.5 million for the same period in 2014. The decline was primarily due to lower revenue, as well as increased operating expenses related to an increase in bad debt expense and development expense related to our antenna innovation initiatives, as noted above.

Adjusted EBITDA was $473.4 million for the three months ended June 30, 2015, or 79 percent of revenue, compared to $490.4 million, or 80 percent of revenue, for the same period in 2014.

Net income attributable to Intelsat S.A. was $60.2 million for the three months ended June 30, 2015, compared to net income of $66.8 million for the same period in 2014, reflecting the various items discussed above.

Net income per diluted common share attributable to Intelsat S.A. was $0.47 for the three months ended June 30, 2015, compared to net income per diluted common share of $0.53 for the same period in 2014.

Adjusted net income per diluted common share attributable to Intelsat S.A. was $0.70 for the three months ended June 30, 2015, compared to $0.76 for the same period in 2014.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

	Three Months Ended June 30, 2014		Three Months Ended June 30, 2015
Network Services	$287,442	47%	$270,606	45%
Media	217,049	35%	222,039	37%
Government	103,629	17%	95,299	16%
Other	7,629	1%	10,165	2%

	$615,749	100%	$598,109	100%

By Service Type

	Three Months Ended June 30, 2014		Three Months Ended June 30, 2015
On-Network Revenues
Transponder services	$439,320	71%	$432,513	72%
Managed services	105,787	17%	101,553	17%
Channel	15,142	2%	11,853	2%

Total on-network revenues	560,249	91%	545,919	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	43,761	7%	38,743	6%
Satellite-related services	11,739	2%	13,447	2%

Total off-network and other revenues	55,500	9%	52,190	9%

Total	$615,749	100%	$598,109	100%

Free Cash Flow From (Used In) Operations1

Free cash flow used in operations was $134.6 million during the three months ended June 30, 2015. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended June 30, 2015, totaled $212.6 million. Cash and cash equivalents at June 30, 2015 was $114.4 million. As of June 30, 2015, we had $25.0 million of borrowings outstanding under our revolving credit facility, and $464.0 million (net of standby letters of credit) of availability remaining thereunder. The outstanding balance was fully repaid in the month of July 2015.

Financial Outlook 2015

Today, Intelsat reaffirmed its 2015 revenue and Adjusted EBITDA financial outlook as reconfirmed in April 2015, and updated Capital Expenditure Guidance as follows:

Revenue: Intelsat forecasts full year 2015 revenue of $2.330 billion to $2.380 billion.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full year 2015 to be in a range of $1.81 billion to $1.86 billion.

Capital Expenditures: We updated capital expenditures ranges to reflect timing differences with respect to certain contractual payments which will result in a shift of capital expenditures from late 2015 to early 2016:

•	2015: $675 million to $750 million;

•	2016: $725 million to $800 million; and

•	2017: $725 million to $825 million.

Capital expenditure guidance assumes investment in eleven satellites in the concept, design or manufacturing phase for the three calendar year “Guidance Period” of 2015 through 2017. In addition, two custom payloads are being built for us on third-party satellites, which will not require capital expenditure. Of the eleven satellites in our capital expenditure guidance, we expect to launch one satellite in 2015, four satellites in 2016, and two satellites in 2017, and will continue work on the four remaining satellites for which construction will extend beyond the Guidance Period.

We expect to launch two of our new Intelsat EpicNG high-throughput satellites in 2016, increasing our total transmission capacity. By the conclusion of the Guidance Period in 2017, the net number of transponder equivalents will increase by a compound annual growth rate (CAGR) of 7.5 percent as a result of the satellites entering service during the Guidance Period. The growth also includes capacity from one of the customized payloads noted above, which we expect will be launched in 2016.

Our capital expenditures guidance includes capitalized interest.

Prepayments: During the Guidance Period, we expect to receive significant customer prepayments under our existing customer service contracts.

We expect prepayment ranges of:

•	2015: $125 million to $150 million;

•	2016: $0 million to $25 million; and

•	2017: $0 million, as no prepayments are currently contracted for this period.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Prepayments during the three months ended June 30, 2015 totaled $22.0 million.

Debt Reduction: Based upon the guidance provided above, Intelsat expects no further material debt repayment in 2015.

Cash Taxes: Expected to be approximately 1.5 percent of revenue for each of the next several years.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations, Adjusted net income per diluted common share attributable to Intelsat S.A. and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Q2 2015 Quarterly Commentary

As previously announced, Intelsat is providing a detailed quarterly commentary on the company’s business trends and financial performance prior to the live earnings call. Please visit www.intelsat.com/investors for management’s commentary on the company’s progress against its long-term strategic priorities and outlook for 2015.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EDT on Thursday, July 30, 2015 to discuss the company’s financial results for the second quarter ended June 30, 2015. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 73659650.

Participants will have access to a replay of the webcast and conference call through August 6, 2015. The replay number for U.S.-based participants is +1 855-859-2056 and for non-U.S. participants is +1 404-537-3406. The participant code for the replay is 73659650.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions.

Envision…Connect…Transform…with Intelsat. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Statements in this news release and certain oral statements from time to time by representatives of the company constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance in 2015; our capital expenditure and customer prepayment guidance for 2015 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax expenses over the next several years; and our debt repayment guidance for 2015.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

($ in thousands, except per share amounts)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Revenue	$615,749	$598,109
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	87,061	81,935
Selling, general and administrative	44,690	54,085
Depreciation and amortization	168,938	171,247

Total operating expenses	300,689	307,267

Income from operations	315,060	290,842
Interest expense, net	239,234	222,781
Other income, net	1,512	252

Income before income taxes	77,338	68,313
Provision for income taxes	9,567	7,077

Net income	67,771	61,236
Net income attributable to noncontrolling interest	(1,003)	(1,016)

Net income attributable to Intelsat S.A.	$66,768	$60,220

Cumulative preferred dividends	(9,917)	(9,919)

Net income attributable to common shareholders	$56,851	$50,301

Net income per common share attributable to Intelsat S.A.:
Basic	$0.53	$0.47
Diluted	$0.53	$0.47

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO EBITDA

($ in thousands)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Net income	$67,771	$61,236
Add:
Interest expense, net	239,234	222,781
Provision for income taxes	9,567	7,077
Depreciation and amortization	168,938	171,247

EBITDA	$485,510	$462,341

EBITDA Margin	79%	77%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, taxes and depreciation and amortization. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Net income	$67,771	$61,236

Add:
Interest expense, net	239,234	222,781
Provision for income taxes	9,567	7,077
Depreciation and amortization	168,938	171,247

EBITDA	485,510	462,341

Add:
Compensation and benefits	4,992	7,318
Non-recurring and other non-cash items	(84)	3,775

Adjusted EBITDA	$490,418	$473,434

Adjusted EBITDA Margin	80%	79%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income or net income, determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED ADJUSTED NET INCOME PER DILUTED COMMON SHARE

($ in thousands, except per share amounts)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Numerator (in thousands):
Net income attributable to Intelsat S.A.	$66,768	$60,220
Add (Subtract):
Compensation and benefits (1)	4,992	7,318
Losses on derivative financial instruments (2)	2,671	914
Amortization (3)	17,058	15,054
Non-recurring and other non-cash items (4)	(84)	3,775
Income tax effect of adjustments above & other discrete tax items (5)	(1)	(1,483)

Adjusted net income attributable to Intelsat S.A.	91,404	85,798

Less: Preferred share dividends declared	(9,917)	(9,919)

Adjusted net income attributable to common shareholders	$81,487	$75,879

Denominator (in millions):
Basic weighted average shares outstanding	106.4	107.2
Weighted average dilutive shares outstanding:
Preferred shares	—	—
Employee compensation related shares including options and restricted share units	0.5	0.5

Adjusted diluted weighted average shares outstanding	106.9	107.7

Adjusted net income per diluted common share attributable to common shareholders	$0.76	$0.70

Note:

Management evaluates financial performance in part based on adjusted net income per diluted common share attributable to common shareholders. This measure consists of net income per diluted common share attributable to common shareholders as reported, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted net income per diluted common share attributable to common shareholders is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in interest expense, net.
(3)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer intangible assets.
(4)	Reflects certain non-recurring gains and losses and non-cash items, including the following: development expenses; severance, retention and relocation payments; non-cash expense related to the recognition of expense on a straight-line basis for certain office space leases; expenses associated with the relocation of our administrative headquarters and primary satellites operations center; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(5)	Represents the income tax impact of the various adjustments.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2014	As of June 30, 2015
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$123,147	$114,404
Receivables, net of allowance of $35,174 in 2014 and $38,514 in 2015	220,458	228,591
Deferred income taxes	76,315	43,438
Prepaid expenses and other current assets	35,945	32,189

Total current assets	455,865	418,622
Satellites and other property and equipment, net	5,880,264	5,913,971
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	500,545	470,437
Other assets	393,754	426,570

Total assets	$16,469,355	$16,468,527

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$151,793	$122,209
Taxes payable	8,974	4,830
Employee related liabilities	44,815	28,841
Accrued interest payable	161,495	161,475
Current portion of long-term debt	49,000	25,000
Deferred satellite performance incentives	20,957	19,933
Deferred revenue	117,401	98,630
Other current liabilities	72,629	86,870

Total current liabilities	627,064	547,788
Long-term debt, net of current portion	14,762,142	14,760,164
Deferred satellite performance incentives, net of current portion	163,360	154,617
Deferred revenue, net of current portion	967,318	1,006,530
Deferred income taxes	211,680	194,388
Accrued retirement benefits	262,906	234,473
Other long-term liabilities	217,452	185,700
Commitments and contingencies
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,067	1,072
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,117,898	2,123,003
Accumulated deficit	(2,782,741)	(2,667,804)
Accumulated other comprehensive loss	(112,527)	(102,621)

Total Intelsat S.A. shareholders’ deficit	(776,268)	(646,315)
Noncontrolling interest	33,701	31,182

Total liabilities and shareholders’ deficit	$16,469,355	$16,468,527

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Cash flows from operating activities:
Net income	$67,771	$61,236
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	168,938	171,247
Provision for doubtful accounts	(1,084)	5,615
Foreign currency transaction loss	104	99
Loss on sale of disposal of assets	32	—
Share-based compensation	4,886	7,201
Deferred income taxes	620	(1,806)
Amortization of discount, premium, issuance costs and related costs	5,668	5,014
Unrealized gains on derivative financial instruments	(4,426)	(6,021)
Amortization of actuarial loss and prior service credits for retirement benefits	2,536	1,287
Other non-cash items	46	134
Changes in operating assets and liabilities:
Receivables	20,932	(16,917)
Prepaid expenses and other assets	(4,011)	(2,193)
Accounts payable and accrued liabilities	13,841	17,122
Accrued interest payable	(161,859)	(149,695)
Deferred revenue	18,602	(3,859)
Accrued retirement benefits	(9,526)	(12,001)
Other long-term liabilities	7,362	1,516

Net cash provided by operating activities	130,432	77,979

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(186,047)	(212,602)
Purchase of cost method investment	—	(25,000)
Other investing activities	79	—

Net cash used in investing activities	(185,968)	(237,602)

Cash flows from financing activities:
Repayments of long-term debt	—	(275,000)
Proceeds from drawdown of long-term debt	—	300,000
Dividends paid to preferred shareholders	(2,479)	(2,479)
Dividends paid to noncontrolling interest	(2,258)	(2,545)
Principal payments on deferred satellite performance incentives	(5,088)	(4,576)
Other financing activities	365	—

Net cash used in financing activities	(9,460)	15,400

Effect of exchange rate changes on cash and cash equivalents	(104)	(99)

Net change in cash and cash equivalents	(65,100)	(144,322)
Cash and cash equivalents, beginning of period	435,392	258,726

Cash and cash equivalents, end of period	$370,292	$114,404

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$400,151	$373,516
Income taxes paid, net of refunds	8,241	5,331
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	$(8,543)	$(37,867)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended June 30, 2014	Three Months Ended June 30, 2015
Net cash provided by operating activities	$130,432	$77,979
Payments for satellites and other property and equipment (including capitalized interest)	(186,047)	(212,602)

Free cash flow used in operations	$(55,615)	$(134,623)

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.